J Sainsbury plc

RECEIVED

2008 FEB 28 A 7:43

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

[redacted]

08000980

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 19 February 2008

Dear Sir

SUPPL

J Sainsbury Announces: Director Declaration.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 19 February 2008.

Yours sincerely

Hazel Jarvis
Deputy Secretary

PROCESSED
MAR 03 2008
THOMSON
FINANCIAL

Enc

19 February 2008

Dr John McAdam, Senior Independent Director of J Sainsbury plc, was today appointed as a Non-Executive Director of Rolls-Royce Group plc.

This announcement is made pursuant to paragraph 9.6.14R of the Listing Rules.

Enquiries:

Investor Relations +44 (0) 20 7695 4931

J Sainsbury plc

RECEIVED

2008 FEB 28 A 7:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 21 February 2008

Dear Sir

J Sainsbury Announces: Holding(s) in Company.

Please find enclosed copies of the above announcement made to the London Stock Exchange on 21 February 2008.

Yours sincerely

pp

Hazel Jarvis
Deputy Secretary

Enc

J:\Compliance\Close\Securities and Exchange Commission Letter.21.02.08.doc

20/000677

Registered office as above
Registered number 185647 England

RECEIVED
2008 FEB 23 A 7:24

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
   J Sainsbury plc

2. **Reason for the notification** (please state **Yes/No**): ( )

   An acquisition or disposal of voting rights: (Yes)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

   An event changing the breakdown of voting rights: (No)

   Other (please specify):

3. **Full name of person(s) subject to the notification obligation** (iii):
   Miss Judith Susan Portrait

4. **Full name of shareholder(s)** (if different from 3.) (iv):

5. **Date of the transaction** (and date on which the threshold is crossed or reached if different) (v):
   21 February 2008

6. **Date on which issuer notified:**
   21 February 2008

7. **Threshold(s) that is/are crossed or reached:**
   5%

8. **Notified details:**
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)
GB00B019 KW72	90,732,495	90,732,495

15. Contact telephone number:

Annex to Notification of major interests in shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):
Miss Judith Susan Portrait

Contact address (registered office for legal entities):
Portrait Solicitors
1 Chancery Lane,
London
WC2A 1LF

Phone number & email:

Other useful information (at least legal representative for legal persons):

………………

B: Identity of the notifier, if applicable (xvii)

Full name:
Hazel Jarvis

Contact address
J Sainsbury plc, 33 Holborn, London EC1N 2HT

Phone number:
0207 695 6378

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

C: Additional information

Miss Portrait hereby gives notification that the reduction of her interest to 4.09% is the result of a distribution from an Estate of which she is an Executor.

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END